CENTERS FOR AGE CONTROL INC.

FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2019 and 2020

(Unaudited)

CENTERS FOR AGE CONTROL INC.

Balance Sheets

		As of December 31	
		2019	**2020**
Assets			
Current Assets			
Cash		761.40	3,763.12
Total Current Assets		761.40	3,763.12
Other Assets			
Intellectual Property		3,300.00	7,420.00
Software Development		116,382.10	128,349.10
Total Other Assets		119,682.10	135,769.10
Fixed Assets			
Furniture and Equipment		2,231.40	2,231.40
Total Fixed Assets		2,231.40	2,231.40
	TOTAL ASSETS	**122,674.90**	**141,763.62**
Liabilities & Equities			
Liabilities			
Current Liabilities			
Credit Card		6,712.86	6,822.49
Line of Credit		3,308.20	3,881.44
Partner Contributions		124,448.78	104,435.78
Total Current Liabilities		134,469.84	115,139.71
Total Liabilities		134,469.84	115,139.71
Equities			
Current Year Earnings		-26,359.62	28,068.85
Retained Earnings		14,564.68	-11,794.94
Total Equities		-11,794.94	16,183.91
TOTAL LIABILITIES & EQUITIES		**122,674.90**	**141,763.62**

CENTERS FOR AGE CONTROL INC.

Income Statements

	As of December 31	
	2019	**2020**
Operating Income		
General Income		1,000.00
Sales	62,564.14	66,579.66
Shipping Charge		798.81
Total Operating Income	62,564.14	68,378.47
Cost of Goods Sold	24,691.81	19,668.71
Gross Profit	**37,872.33**	**48,709.76**
Operating Expense		
Accounting	1,250.00	
Advertising And Marketing	12,581.55	1,255.72
Bank Fees and Charges	339.00	648.48
Consultant Expense	23,000.00	
Interest	921.20	1,080.99
IT and Internet Expenses	981.67	3,925.46
Legal Expense	6,991.90	121.95
Lodging	3,849.84	
Meals and Entertainment	301.40	
Memberships	95.00	180.00
Office Supplies	203.83	94.26
Postage	675.22	14.25
Printing and Stationery	3,960.80	
Rent Expense	225.00	225.00
Software	137.87	830.27
Square Fees	192.63	348.66
Stripe Fees	428.78	909.73
Telephone Expense	611.67	618.25
Travel Expense	7,394.59	37.89
Total Operating Expense	64,231.95	10,290.91
Net Profit/Loss	**-26,359.62**	**38,418.85**

CENTERS FOR AGE CONTROL INC.

Cash Flow Statements

	As of December 31	
	2019	**2020**
Beginning Cash Balance	1,262.96	761.40
Cash Flow from Operating Activities		
Net Income	-26,359.62	38,418.85
Accounts Receivable	0.00	0.00
Business Credit Card	1,654.53	109.63
Line of Credit	3,308.20	573.24
Partner Contributions	83,886.59	-20,013.00
Net cash provided by Operating Activities	62,489.70	19,088.72
Cash Flow from Investing Activities		
Furniture and Equipment	-1,806.26	-4,120.00
Software Development	-61,185.00	-11,967.00
Net cash provided by Investing Activities	-62,991.26	-16,087.00
Cash Flow from Financing Activities	0.00	0.00
Net Change in cash	**-501.56**	**3,001.72**
Ending Cash Balance	761.40	3,763.12

CENTERS FOR AGE CONTROL INC.

Equity Statement

Centers for Age Control Inc. was incorporated with 25 million authorized shares. No classes of shares have yet been designated, and no shares have yet been issued.

CENTERS FOR AGE CONTROL INC.

Notes to Financial Statements

Fiscal Years Ending 2019 and 2020

1. ORGANIZATION AND PURPOSE

Centers For Age Control Inc. (the "Company"), is a corporation organized under the laws of the State of Wyoming.
The Company is based in Nevada.

The Company sells an app called the AgeMeter Functional Age Test to customers (healthcare practices, fitness centers, researchers). The Company receives revenue from the sale of the app and computer hardware and peripherals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Below is a summary of the Company's significant accounting policies applied in the preparation of the included financial statements:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis, using Generally Accepted Accounting Principles in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned, and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates using a 12 month fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2020, the Company's cash was held in its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the organization of the Company and protection of intellectual property via trademark and patent applications.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.